UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

36113B 400

(CUSIP Number)

Apptix ASA

Nesoyveien 4,

1396 Billingstad, Norway

ATTN: Johan Lindqvist

+46 733 55 09 35

With a Copy to :

Eric Wechselblatt

Holland & Knight LLP

1650 Tysons Boulevard, Suite 1700

Tysons, VA 22102

(703) 720-8610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36113B 400	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apptix ASA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,997,926 shares of Common stock, par value $0.01 per share (“Common Stock”)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,997,926 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,997,926 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 20,757,028 shares of Common Stock issued and outstanding as of March 15, 2017, as reported by the Issuer on the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 21, 2017.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.01 per share (the “Common Stock”), of Fusion Telecommunications International Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 420 Lexington Avenue, Suite 1718, New York, New York 10170.

Item 2. Identity and Background.

(a) This Statement is filed by and on behalf of Apptix ASA (“Apptix”).

(b) The address of Apptix’s principal office is Nesoyveien 4, 1396 Billingstad, Norway.

(c) Apptix is a company incorporated under the laws of Norway, whose registration number in the Norwegian Company Registry is 883 742 192. Apptix is Norwegian public company with its shares traded on the Oslo Bors Exchange. Apptix is an application service provider technology company providing hosted business services.

(d) – (e)

The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of Apptix is set forth in Schedule A hereto.

Apptix is not and to the best of its knowledge, none of the persons listed on Schedule A hereto, have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Stock Purchase Agreement described in Item 4 below, Apptix (i) was issued 2,997,926 newly issued shares of Issuer’s Common Stock and (ii) received a payment of $22,963,484.32 in cash, in exchange for all of the issued and outstanding capital stock of Apptix, Inc., a wholly-owned subsidiary of Apptix.

Item 4. Purpose of the Transaction.

On November 14, 2016, Apptix entered into a Stock Purchase Agreement with Fusion NBS Acquisition Corp. (“FNAC”), a subsidiary of the Issuer and the Issuer (the “Stock Purchase Agreement”). Under the terms of the Stock Purchase Agreement, FNAC acquired all of the issued and outstanding capital stock of Apptix, Inc., a wholly-owned subsidiary of Apptix, in exchange for (i) 2,997,926 newly issued shares of Issuer’s Common Stock (the “Shares”) and (ii) $22,963,484.32 in cash (the “Exchange Transaction”).

The purpose of the Exchange Transaction was to effectuate the acquisition of Apptix, Inc. by FNAC. The acquisition of the Issuer’s Common Stock was done solely in conjunction with such acquisition.

On November 14, 2016, Apptix entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. Pursuant to the Registration Rights Agreement, the Issuer has agreed, on or prior to August 14, 2017, at its expense (i) to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) to register resale of the Common Stock on behalf of Apptix (and, if applicable, distribution of the Common Stock to the shareholders of Apptix), (ii) to cause the registration statement to become effective no more than 90 days following the date it is filed (120 days under certain circumstances), and (iii) to maintain the effectiveness of the registration statement for up to two years. Notwithstanding the foregoing, Apptix has agreed under the Stock Purchase Agreement to use its commercially reasonable efforts to obtain a lock up agreement, on or prior to distribution of any Common Stock to its shareholders, from each shareholder that will receive two percent (2%) or more of the Common Stock to be distributed to Apptix’s shareholders, under which such shareholders would agree not to sell any such Common Stock prior to November 14, 2017.

Apptix intends to hold the Shares until at least November 14, 2017 until the trading restrictions are removed and then present a plan to its shareholders for disposal of the Shares it holds at such time.

References to, and descriptions of, the Exchange Transaction, the Stock Purchase Agreement and the Registration Rights Agreement set forth herein are qualified in their entirety by reference to the copies of the Stock Purchase Agreement and the Registration Rights Agreement, copies of which are filed as Exhibits 10.3.1 and 10.3.2, respectively, to the Issuer’s Current Report on Form 8-K filed with the Commission on November 18, 2016, which exhibits are incorporated herein in their entirety by reference.

Except as stated above, Apptix does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Apptix may be deemed to be the beneficial owner of 2,997,926 shares of Common Stock, constituting approximately 14.4% of the total issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 21, 2017

(b) Apptix has sole voting and dispositive power over the shares.

(c) To the knowledge of Apptix, there have been no other transactions in the Issuer’s Common Stock during the past 60 days by the applicable persons.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 5 is hereby incorporated by reference herein.

Item 7. Materials to Be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 22, 2017

APPTIX ASA

By:	/s/ Johan Lindqvist
Name: Title:	Johan Lindqvist Chairman of the Board of Directors

Officers and Directors of Apptix ASA

The following table sets forth the name, position with Apptix ASA and present principal occupation of each director and executive officer of Apptix ASA. The business address of each such person is Nesoyveien 4, 1396 Billingstad, Norway, and unless otherwise indicated below, each such person is a citizen of Norway.

Name, Position with Apptix ASA and Country of Citizenship	Present Principal Occupation or Employment
Johan Lindqvist Chairman of the Board of Directors Sweden	Chairman of Apptix ASA
Terje Rogne Director	Chairman of the Board Nordic Semiconductor ASA and Nokas AS
Ebba Åsly Fåhræus Director Sweden	Chief Executive Officer of SmiLe Incubator
Chris Mack USA	Chief Operating Officer and Chief Financial Officer of Apptix ASA
Jon Schultz	Secretary and General Counsel of Apptix ASA

EXHIBIT INDEX

Exhibit 1	Stock Purchase and Sale Agreement, dated November 14, 2016, by and between Fusion NBS Acquisition Corp.; Fusion Telecommunications International, Inc., and Apptix, ASA (incorporated by reference to Exhibit 10.3.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2016).

Exhibit 2	Registration Rights Agreement, dated November 14, 2016, by and between Fusion Telecommunications International, Inc. and Apptix, ASA (incorporated by reference to Exhibit 10.3.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2016).